UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Faraday Labs, Inc

Legal status of issuer

 Form
 Corporation

 Jurisdiction of Incorporation/Organization
 Delaware

 Date of organization
 July 17, 2018

Physical address of issuer
1447 2nd St. , Santa Monica , CA 90401

Current number of employees
6

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	2,020,666	1,332,728
Cash & Cash Equivalents	1,447,322.77	700,831
Accounts Receivable	-134	0
Short-term Debt	112,287	1,729,379
Long-term Debt	0	2,683,768
Net Revenues/Sales	3,883,184	2,900,756
Cost of Goods Sold	1,459,330	1,179,774
Taxes Paid	0	0
Net Income	-317,032	-513,653

May 20, 2025

FORM C-AR

Faraday Labs, Inc

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Faraday Labs, Inc , a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at http://havnwear.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is May 20, 2025.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.
Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Faraday Labs, Inc (the "Company") is a Delaware Corporation, formed on July 17, 2018.

The Company is located at 1447 2nd St. , Santa Monica , CA 90401.

The Company's website is http://havnwear.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

World's first EMF-Blocking Apparel, backed by Lululemon's former President.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Company currently has may not be enough to sustain the Company's current business plan. In order to achieve the Company's near and long-term goals, the Company may need to procure funds additional to those raised in past securities offerings. There is no guarantee that the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations may be in jeopardy, and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets. We may also be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business and may result in an investor to lose all or a portion of their investment in the Company.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Currently, our authorized capital stock consists of 17,000,000 shares of common stock, of which 7,159,172 shares of common stock are issued and outstanding and 5,919,606 shares of preferred stock, of which 5,382,271 shares of preferred stock are issued and outstanding.

Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source.

Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property. could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

We are dependent on our board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of our board of directors, executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, However, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition on and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities.

These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced, computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions. computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of such data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security - such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud - could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks. including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data.

There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley

Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety. creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Our success depends on our ability to maintain the value and reputation of our brand.

Maintaining, promoting, and positioning our brand will depend largely on the success of our marketing and merchandising efforts and our ability to provide a consistent, high-quality product, and customer experience. We rely on social media, as one of our marketing strategies, to have a positive impact on both our brand value and reputation. Our brand and reputation could be adversely affected if we fail to achieve these objectives, if our public image was to be tarnished by negative publicity, which could be amplified by social media, if we fail to deliver innovative and high- quality products acceptable to our customers, or if we face or mishandle a product recall. Our reputation could also be impacted by adverse publicity, whether or not valid, regarding allegations that we, or persons associated with us or formerly associated with us, have violated applicable laws or regulations, including but not limited to those related to safety, employment, discrimination, harassment, whistle-blowing, privacy, corporate citizenship, improper business practices, or cybersecurity. Additionally, while we devote considerable effort and resources to protecting our intellectual property, if these efforts are not successful the value of our brand may be harmed. Any harm to our brand and reputation could have a material adverse effect on our financial condition.

Changes in consumer shopping preferences and shifts in distribution channels could materially impact our results of operations.

We sell our products through a variety of channels. As strong e-commerce channels emerge and develop, we are evolving towards an omni-channel approach to support the shopping behavior of our customers. This involves country and region-specific websites, social media, product notification emails, and mobile apps. Our failure to successfully integrate our digital and physical channels and respond to these risks might adversely impact our business and results of operations, as well as damage our reputation and brands.

If any of our products are unacceptable to us or our customers, our business could be harmed.

We have occasionally received, and may in the future receive, shipments of products that fail to comply with our technical specifications or that fail to conform to our quality control standards. We have also received, and may in the future receive, products that are otherwise unacceptable to us or our customers. Under these circumstances, unless we are able to obtain replacement products in a timely manner, we risk the loss of net revenue resulting from the inability to sell those products and related increased administrative and shipping costs. Additionally, if the unacceptability of our products is not discovered until after such products are sold, our customers could lose confidence in our products or we could face a product recall and our results of operations could suffer and our business, reputation, and brand could be harmed.

We operate in a highly competitive market and the size and resources of some of our competitors may allow them to compete more effectively than we can, resulting in a loss of our market share and a decrease in our net revenue and profitability.

The market for technical athletic apparel is highly competitive. Competition may result in pricing pressures, reduced profit margins or lost market share, or a failure to grow or maintain our market share, any of which could substantially harm our business and results of operations. We compete directly against wholesalers and direct retailers of athletic apparel, including large, diversified apparel companies with substantial market share and established companies expanding their production and marketing of technical athletic apparel, as well as against retailers specifically focused on women's athletic apparel. We also face competition from wholesalers and direct retailers of traditional commodity athletic apparel, such as cotton T-shirts and sweatshirts. Many of our competitors are large apparel and sporting goods companies with strong worldwide brand recognition. Because of the fragmented nature of the industry, we also compete with other apparel sellers, including those specializing in yoga apparel and other activewear. Many of our competitors have significant competitive advantages, including longer operating histories, larger and broader customer bases, more established relationships with a broader set of suppliers, greater brand recognition and greater financial, research and development, marketing, distribution, and other resources than we do.

Our competitors may be able to achieve and maintain brand awareness and market share more quickly and effectively than we can. In contrast to our grassroots community-based marketing approach, many of our competitors promote their brands through traditional forms of advertising, such as print media and television commercials, and through celebrity endorsements, and have substantial resources to devote to such efforts. Our competitors may also create and maintain brand awareness using traditional forms of advertising more quickly than we can.

Our sales and profitability may decline as a result of increasing product costs and decreasing selling prices

Our business is subject to significant pressure on costs and pricing caused by many factors, including intense competition, constrained sourcing capacity and related inflationary pressure, pressure from consumers to reduce the prices we charge for our products, and changes in consumer demand. These factors may cause us to experience increased costs, reduce our prices to consumers or experience reduced sales in response to increased prices, any of which could cause our operating margin to decline if we are unable to offset these factors with reductions in operating costs and could have a material adverse effect on our financial condition, operating results, and cash flows.

If we are unable to anticipate consumer preferences and successfully develop and introduce new, innovative, and differentiated products, we may not be able to maintain or increase our sales and profitability.

Our success depends on our ability to identify and originate product trends as well as to anticipate and react to changing consumer demands in a timely manner. All of our products are subject to changing consumer preferences that cannot be predicted with certainty. If we are unable to introduce new products or novel technologies in a timely manner or our new products or technologies are not accepted by our customers, our competitors may introduce similar products in a more timely fashion, which could hurt our goal to be viewed as a leader in technical athletic apparel innovation. Our new products may not receive consumer acceptance as consumer preferences could shift rapidly to different types of athletic apparel or away from these types of products altogether, and our future success depends in part on our ability to anticipate and respond to these changes. Our failure to anticipate and respond in a timely manner to changing consumer preferences could lead to, among other things, lower sales and excess inventory levels. Even if we are successful in anticipating consumer preferences, our ability to adequately react to and address those preferences will in part depend upon our continued ability to develop and introduce innovative, high-quality products. Our failure to effectively introduce new products that are accepted by consumers could result in a decrease in net revenue and excess inventory levels, which could have a material adverse effect on our financial condition.

Our results of operations could be materially harmed if we are unable to accurately forecast customer demand for our products.

To ensure adequate inventory supply, we must forecast inventory needs and place orders with our manufacturers based on our estimates of future demand for particular products. Our ability to accurately forecast demand for our products could be affected by many factors, including an increase or decrease in customer demand for our products or for products of our competitors, our failure to accurately forecast customer acceptance of new products, product introductions by competitors, unanticipated changes in general market conditions and weakening of economic conditions or consumer confidence in future economic conditions. If we fail to accurately forecast customer demand, we may experience excess inventory levels or a shortage of products available for delivery to customers.

Inventory levels in excess of customer demand may result in inventory write-downs or write-offs and the sale of excess inventory at discounted prices, which would cause our gross margin to suffer and could impair the strength and exclusivity of our brand. Conversely, if we underestimate customer demand for our products, our manufacturers may not be able to deliver products to meet our requirements, and this could result in damage to our reputation and customer relationships.

If we continue to grow at a rapid pace, we may not be able to effectively manage our growth and the increased complexity of our business and as a result our brand image and financial performance may suffer.

If our operations continue to grow at a rapid pace, we may experience difficulties in obtaining sufficient raw materials and manufacturing capacity to produce our products, as well as delays in production and shipments, as our products are subject to risks associated with overseas sourcing and manufacturing. We could be required to continue to expand our sales and marketing, product development and distribution functions, to upgrade our management information systems and other processes and technology, and to obtain more space for our expanding workforce. This expansion could increase the strain on our resources, and we could experience operating difficulties, including difficulties in hiring, training, and managing an increasing number of employees. These difficulties could

result in the erosion of our brand image which could have a material adverse effect on our financial condition.

Our business is affected by seasonality.

Our business is affected by the general seasonal trends common to the retail apparel industry. This seasonality may adversely affect our business and cause our results of operations to fluctuate.

Our reliance on suppliers to provide fabrics for and to produce our products could cause problems if we experience a supply chain disruption and we are unable to secure additional suppliers of fabrics or other raw materials, or manufacturers of our end products.

We do not manufacture our products or the raw materials for them and rely instead on suppliers. Many of the specialty fabrics used in our products are technically advanced textile products developed and manufactured by third parties and may be available, in the short-term, from only one or a limited number of sources. We have no long term contracts with any of our suppliers or manufacturers for the production and supply of our raw materials and products, and we compete with other companies for fabrics, other raw materials, and production. The following statistics are based on cost.

We have experienced, and may in the future experience, a significant disruption in the supply of fabrics or raw materials and may be unable to locate alternative suppliers of comparable quality at an acceptable price, or at all. In addition, if we experience significant increased demand, or if we need to replace an existing supplier or manufacturer, we may be unable to locate additional supplies of fabrics or raw materials or additional manufacturing capacity on terms that are acceptable to us, or at all, or we may be unable to locate any supplier or manufacturer with sufficient capacity to meet our requirements or fill our orders in a timely manner. Identifying a suitable supplier is an involved process that requires us to become satisfied with its quality control, responsiveness and service, financial stability, and labor and other ethical practices.

Even if we are able to expand existing or find new manufacturing or fabric sources, we may encounter delays in production and added costs as a result of the time it takes to train our suppliers and manufacturers in our methods, products, and quality control standards. Our supply of fabric or manufacture of our products could be disrupted or delayed by the impact of health pandemics and the related government and private sector responsive actions such as border closures, restrictions on product shipments, and travel restrictions. Delays related to supplier changes could also arise due to an increase in shipping times if new suppliers are located farther away from our markets or from other participants in our supply chain. Any delays, interruption, or increased costs in the supply of fabric or manufacture of our products could have an adverse effect on our ability to meet customer demand for our products and result in lower net revenue and income from operations both in the short and long term.

We rely on our distribution facilities for substantially all of our product distribution. Our distribution facilities include computer controlled and automated equipment, which means their operations may be subject to a number of risks related to security or computer viruses, the proper operation of software and hardware, electronic or power interruptions, or other system failures. In addition, our operations could also be interrupted by labor difficulties, extreme or severe weather conditions or by floods, fires, or other natural disasters near our distribution centers. If we encounter problems with our distribution system, our ability to meet customer expectations, manage inventory, complete sales, and achieve objectives for operating efficiencies could be harmed.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

World's first EMF-Blocking Apparel, backed by Lululemon's former President.

Co-Issuer

Legal Name: Havn I, a series of Wefunder SPV, LLC

Type of Business: LLC

Formed: 2024-11-05

Address: 4104 24TH ST

Optional Address:

Country: DE

City: San Francisco

State: CA

Zipcode: 94114

Phone Number: 0000000000

Contact:

Website: https://wefunder.com/

Business Plan

For a description of our business and our business plan, please refer to the Appendix A, Business Description & Plan on the filed Form C.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Arthur Menard

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO, 2018-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CEO, HAVN, 2018-Present

Education

For three years of business experience, refer to Appendix D: Director & Officer Work History on the Form C,

Name

Thomas Calichiama

All positions and offices held with the Company and date such position(s) was held with start and ending dates

COO, 2018-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

COO, HAVN, 2018-Present

Education

Name

Michael Jones

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Founding Partner, 2019-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Founding Partner, HAVN, 2019-Present Science, Inc.

Education

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Arthur Menard

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO, 2018-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CEO, HAVN, 2018-Present

Education

AgroParisTech (MS, Engineering & Biology): January 14th, 2014
HEC Paris (MS, Business): February 17th, 2016

Name
Michael Jones

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director of the board, 2020-2025

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

GP of Science Inc since October 2011, and Director for Lambs since March 2020, where he provides strategic and oversight services.
Education
University of Oregon (BS, Marketing & International Business): 1997

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 5 employees

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	7,159,172
Voting Rights	There are voting rights
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	

Type of security	Series Seed-1 Preferred Stock
Amount outstanding	526,566
Voting Rights	There are voting rights
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	

Type of security	Series Seed-2 Preferred Stock
Amount outstanding	1,137,422
Voting Rights	There are voting rights
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	

Type of security	Series Seed 3 Preferred Stock
Amount outstanding	1,051,394
Voting Rights	There are voting rights
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	

Type of security	Series Seed 4 Preferred Stock
Amount outstanding	249,175
Voting Rights	There are voting rights
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	

Type of security	Series Seed 5 Preferred Stock
Amount outstanding	12,517
Voting Rights	There are voting rights
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	

Type of security	Series Seed 6 Preferred Stock
Amount outstanding	1,942,532
Voting Rights	There are voting rights
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	

Type of security	Series Seed 7 Preferred Stock
Amount outstanding	462,665
Voting Rights	There are voting rights
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	

Type of security	Options
Amount outstanding	2,197,377
Voting Rights	
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	

The Company has the following debt outstanding:

The total amount of outstanding debt of the company is $0.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Convertible Promissory Notes		$129,749.00	General Proceeds		Rule 506(b) of Regulation D
SAFE (Simple Agreement for Future Equity)		$25,000.00	General Proceeds	November 1, 2022	Rule 506(c) of Regulation D
SAFE (Simple Agreement for Future Equity)		$700,000.00	General Proceeds	October 1, 2022	Rule 506(b) of Regulation D
SAFE (Simple Agreement for Future Equity)		$622,855.00	General Proceeds	March 1, 2023	Regulation CF
SAFE (Simple Agreement for Future Equity)		$2,434,920.22	General Proceeds	June 1, 2024	Rule 506(b) of Regulation D
SAFE (Simple Agreement for Future Equity)		$TBD	R & D, new products, marketing, Wefunder fees	November 14, 2024	Regulation CF

Ownership

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Arthur Menard	37.2%
Science Ventures Fund II, LP	22.6%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Faraday Labs Inc. was incorporated in the State of Delaware in July 2018. Since then, we have: - Generated $15M+ cumulative revenue; with 32% growth in 2024, and achieved profitability. - Been backed by Lululemon's ex-President, NBA superstar Rudy Gobert, & VCs including Science Ventures. - Sold 250,000+ pieces of apparel, and earned 70,000+ loyal customers. – Filed 12 patents on proprietary, space-suit inspired, EMF-blocking technology. - Disrupted a fast-growing $432 billion athleisure market with a 10% CAGR. - Achieved HSA/FSA approval, and gained endorsements from 800+ doctors.

 We are borderline profitable and well-positioned for continued growth. As a fast-scaling startup, our focus remains on expanding market presence and meeting the rising demand for our products. While our revenue has increased substantially, we are strategically reinvesting in research, product development, and marketing to fuel long term growth. We have a strong financial position, and a healthy business that should allow us to make strategic investments into the future. If necessary, we could scale back our investments, grow at a slower pace, and maximize company profits.

Liquidity and Capital Resources

On the Company conducted an offering pursuant to Regulation CF and raised $129,749.00.

On November 1, 2022 the Company conducted an offering pursuant to Rule 506(b) of Regulation D and raised $25,000.00.

On October 1, 2022 the Company conducted an offering pursuant to Rule 506(b) of Regulation D and raised $700,000.00.

On March 1, 2023 the Company conducted an offering pursuant to Regulation CF and raised $622,855.00.

On June 1, 2024 the Company conducted an offering pursuant to Rule 506(b) of Regulation D and raised $2,434,920.22.

On November 14, 2024 the Company conducted an offering pursuant to Regulation CF and raised $TBD.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

Material Changes and Other Information

We recently rebranded to HAVN to better represent our company's mission.

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Company Loans

Related Person/Entity	Science Ventures Fund II, LP
Relationship to the Company	Investor
Total amount of money involved	$500,000
Benefits or compensation received by related person	
Benefits or compensation received by Company	
Description of the transaction	Convertible note
Related Person/Entity	Science ventures Fund II, LP
Relationship to the Company	Investor
Total amount of money involved	$150,000
Benefits or compensation received by related person	
Benefits or compensation received by Company	
Description of the transaction	Convertible Note
Related Person/Entity	Science Ventures Fund II, LP
Relationship to the Company	Existing investor
Total amount of money involved	$509,999
Benefits or compensation received by related person	
Benefits or compensation received by Company	
Description of the transaction	Priced Round
Related Person/Entity	Science Ventures Fund II, LP
Relationship to the Company	Existing investor
Total amount of money involved	$24,999
Benefits or compensation received by related person	
Benefits or compensation received by Company	
Description of the transaction	Priced Round

Related Person/Entity	Science Ventures Fund II, LP
Relationship to the Company	Investor
Total amount of money involved	$500,000
Benefits or compensation received by related person	
Benefits or compensation received by Company	
Description of the transaction	Convertible note
Related Person/Entity	Jean-Pascal Menard
Relationship to the Company	Father of CEO
Total amount of money involved	$50,000
Benefits or compensation received by related person	
Benefits or compensation received by Company	
Description of the transaction	Convertible Note

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Arthur Menard, (Signature)Arthur Menard, (Name)CEO(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

Faraday Labs Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2024, 2023, & 2022



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Faraday Labs Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2024, 2023, & 2022 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
April 25, 2025

Vincenzo Mongio

Statement of Financial Position

	As of December 31,		
	2024	**2023**	**2022**
ASSETS			
Current Assets			
Cash and Cash Equivalents	1,458,632	700,831	307,803
Accounts Receivable	14,916	-	-
Inventory	523,236	581,172	417,953
Prepaid Expenses	-	-	16,192
Total Current Assets	1,996,784	1,282,003	741,948
Non-current Assets			
Computers, Furniture, and Fixtures, net of Accumulated Depreciation	-	724	7,563
Intangible Assets: Patents, net of Accumulated Amortization	46,667	50,000	-
Total Non-Current Assets	46,667	50,724	7,563
TOTAL ASSETS	2,043,451	1,332,728	749,512
LIABILITIES AND EQUITY			
Liabilities			
Current Liabilities			
Accounts Payable	88,158	335,005	143,014
Notes Payable	-	-	694,291
Taxes Payable	20,745	19,766	29,758
Payroll Liabilities	49,158	11,955	-
Accrued Interest from Convertible Notes	96,529	70,716	47,144
Convertible Notes	1,290,651	1,290,651	1,290,651
Gift Card Liability	505	1,285	5,177
Total Current Liabilities	1,545,745	1,729,379	2,210,035
Long-term Liabilities			
Future Equity Obligations	3,956,775	2,683,768	1,002,389
Total Long-Term Liabilities	3,956,775	2,683,768	1,002,389
TOTAL LIABILITIES	5,502,520	4,413,147	3,212,424
EQUITY			
Common Stock	716	716	716
Preferred Stock	538	538	538
Additional Paid in Capital	1,472,977	1,485,328	1,589,182
Accumulated Deficit	(4,933,300)	(4,567,001)	(4,053,348)
Total Equity	(3,459,069)	(3,080,419)	(2,462,912)
TOTAL LIABILITIES AND EQUITY	2,043,451	1,332,728	749,512

Statement of Operations

	Year Ended December 31,		
	2024	**2023**	**2022**
Revenue	3,898,646	2,900,756	2,497,210
Cost of Revenue	1,451,085	1,179,774	1,302,660
Gross Profit	2,447,562	1,720,982	1,194,551
Operating Expenses			
Advertising and Marketing	1,953,192	1,281,040	981,369
General and Administrative	863,467	947,967	1,261,822
Research and Development	23,420	7,397	122,405
Depreciation & Amortization	4,057	2,401	3,858
Total Operating Expenses	2,844,136	2,238,804	2,369,454
Operating Income (loss)	(396,574)	(517,823)	(1,174,904)
Other Income			
Miscellaneous Other	21,832	6,335	16,453
Interest Income	34,257	42,442	37
Total Other Income	56,089	48,777	16,490
Other Expense			
Loss on Sale of Assets	-	2,165	-
Interest Expense	25,814	42,442	59,407
Total Other Expense	25,814	44,607	59,407
Earnings Before Income Taxes	(366,299)	(513,653)	(1,217,821)
Provision for Income Tax Expense/(Benefit)	-	-	-
Net Income (loss)	(366,299)	(513,653)	(1,217,821)

Statement of Cash Flows

	Year Ended December 31,		
	2024	**2023**	**2022**
OPERATING ACTIVITIES			
Net Income (Loss)	(366,299)	(513,653)	(1,217,821)
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Depreciation and Amortization	4,057	2,401	3,858
Accounts Payable	(246,848)	191,992	(41,576)
Accounts Receivable	(14,916)		
Inventory	57,936	(163,219)	23,857
Prepaid Expenses	-	16,192	(4,177)
Taxes Payable	978	(9,992)	18,914
Payroll Liabilities	37,203	11,955	(1,913)
Other Accrued Expenses	25,033	18,133	(5,004)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(136,556)	67,461	(6,040)
Net Cash provided by (used in) Operating Activities	(502,855)	(446,192)	(1,223,861)
INVESTING ACTIVITIES			
Sale of Furniture and Fixtures	-	7,087	-
Patents	-	(51,100)	-
Net Cash provided by (used by) Investing Activities	-	(44,013)	-
FINANCING ACTIVITIES			
Proceeds from/(Repayments of) Notes Payables	-	(694,291)	232,118
Proceeds from Future Equity Obligations	1,273,007	1,681,379	1,002,389
Paid-in Capital/(Distributions to Shareholders)	(12,351)	(103,854)	-
Net Cash provided by (used in) Financing Activities	1,260,656	883,234	1,234,507
Cash at the beginning of period	700,832	307,803	297,157
Net Cash increase (decrease) for period	757,802	393,029	10,646
Cash at end of period	1,458,633	700,832	307,803

Statement of Changes in Shareholder Equity

	Common Stock		Series Seed Preferred Stock									APIC	Accumulated Deficit	Total Shareholder Equity
	# of Shares Amount	$ Amount	Series Seed-1 # of Shares Amount	Series Seed-2 # of Shares Amount	Series Seed-3 # of Shares Amount	Series Seed-4 # of Shares Amount	Series Seed-5 # of Shares Amount	Series Seed-6 # of Shares Amount	Series Seed-7 # of Shares Amount	$ Amount				
Beginning Balance at 1/1/2022	7,159,172	716	526,566	1,137,422	1,051,394	249,175	12,517	1,942,532	462,665	538	1,589,182	(2,835,528)	(1,245,092)
Net Income (Loss)	-	-	-	-	-	-	-	-	-	-	-	(1,217,821)	(1,217,821)
Ending Balance 12/31/2022	7,159,172	716	526,566	1,137,422	1,051,394	249,175	12,517	1,942,532	462,665	538	1,589,182	(4,053,348)	(2,462,912)
Distributions to Shareholders	-	-	-	-	-	-	-	-	-	-	(103,854)	-	(103,854)
Net Income (Loss)	-	-	-	-	-	-	-	-	-	-	-	(513,653)	(513,653)
Ending Balance 12/31/2023	7,159,172	716	526,566	1,137,422	1,051,394	249,175	12,517	1,942,532	462,665	538	1,485,328	(4,567,001)	(3,080,419)
Paid-in Capital	-	-	-	-	-	-	-	-	-	-	(12,351)	-	(12,351)
Net Income (Loss)	-	-	-	-	-	-	-	-	-	-	-	(366,299)	(366,299)
Ending Balance 12/31/2024	7,159,172	716	526,566	1,137,422	1,051,394	249,175	12,517	1,942,532	462,665	538	1,472,977	(4,933,300)	(3,459,069)

Faraday Labs Inc.
Notes to the Unaudited Financial Statements
December 31st, 2024
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Faraday Labs Inc. dba Lambs (the "Company") was incorporated in the State of Delaware on July 17, 2018. Previously, the Company was incorporated as Spartan Wear Inc. The Company specializes in the first radiation proof technology apparel that provides multiple health benefits to the consumers. The Company's headquarters are located in Santa Monica, California.

The Company will conduct a crowdfunding campaign under regulation CF in 2025 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Basis of Consolidation

The financials of the Company include its wholly-owned subsidiary, WaveStopper SAS a French entity that was closed in 2023. The entity had minimal activity during its existence and all significant intercompany transactions are eliminated.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment. net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

Inventory

Inventories are stated at the lower of cost (determined using the first-in, first-out method) or net realizable value. As of December 31, 2024, total inventory was $523,236, consisting of $462,981 in finished goods, $44,847 in work-in-process, and $15,408 in inventory in transit.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31st, 2024.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/24
Computers	3	6,772	(6,772)	-	-
Fixtures & Furniture	7	1,926	(1,926)	-	-
Grand Total	–	**8,698**	**(8,698)**	-	-

Intangible Assets

A summary of the Company's intangible assets is below.

Property Type	Useful Life in Years	Cost	Accumulated Amortization	Disposals	Book Value as of 12/31/24
Patents	15	51,100	(4,433)	-	46,667
Grand Total	–	**51,100**	**(4,433)**	**-**	**46,667**

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options	Weighted Average Exercise Price
Total options outstanding, January 1, 2022	1,946,697	$0.088
Granted	-	$-
Exercised	-	$-
Expired/cancelled	-	$-
Total options outstanding, December 31, 2022	1,946,697	$0.088
Granted	195,000	$0.12
Exercised	-	$-
Expired/cancelled	(138,835)	$0.088
Total options outstanding, December 31, 2023	2,002,862	$0.09
Granted	271,350	$0.12
Exercised	-	$-
Expired/cancelled	-	$-
Total options outstanding, December 31, 2024	2,274,212	$0.09
Options exercisable, December 31, 2024	1,934,623	$0.09

	Nonvested Options	Weighted Average Fair Value
Nonvested options, January 1, 2022	816,373	$0.088
Granted	-	$-
Vested	(313,352)	$0.088
Forfeited	-	$-
Nonvested options, December 31, 2022	503,021	$0.088
Granted	195,000	$0.120
Vested	(261,768)	$0.088
Forfeited	(138,835)	$0.088
Nonvested options, December 31, 2023	297,418	$0.11
Granted	271,350	$0.120
Vested	(229,179)	$0.088
Forfeited	-	$0.088
Nonvested options, December 31, 2024	339,589	$0.11

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States, Delaware, New York, and California. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. The Company is no longer subject to U.S. federal, state and local, tax examinations by tax authorities for years before 2019.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

1,104,084 shares of common stock were gifted by one shareholder to another shareholder on March 25th, 2024.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

In 2022, the Company entered into a Shopify Capital Agreement resulting in them receiving $400,000 and being required to repay $432,000. The Company was required to remit 17% of daily sales. The balance of the liability was $96,757 as of December 31st, 2022 and was fully repaid in 2023.

The Company entered into various working capital loans with a third party. The liability balance was $597,534 as of December 31st, 2022, and was fully repaid in 2023.

The Company has entered into several convertible note agreements for the purposes of funding operations. The interest on the notes were 2%. The amounts were to be converted automatically into Preferred Stock at the maturity dates in 2023, however they were extended until after the Regulation CF campaign expected in Q2 2025. The notes are convertible into shares of the Company's common stock at a 20% discount during a change of control or qualified financing event. The Company accrued interest of $96,529 as of December 31st, 2024.

The Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at no discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $20M – $30M.

Debt Principal Maturities 5 Years Subsequent to 2024

Year	Amount
2025	$1,290,651
2026	-
2027	-
2028	-
2029	-
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 15,500,000 common shares with a par value of $0.0001 per share. 7,159,172 shares were issued and outstanding as of 2024.

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

The Company has authorized 5,919,606 preferred shares with a par value of $0.0001 per share consisting of 526,566 Series Seed-1 Preferred Stock all of which were issued and outstanding as of December 31st, 2024, 1,137,422 Series Seed-2 Preferred Stock all of which were issued and outstanding as of December 31st, 2024, 1,051,394 Series Seed-3 Preferred Stock all of which were issued and outstanding as of December 31st, 2024, 249,175 Series Seed-4 Preferred Stock all of which were issued and outstanding as of December 31st, 2024, 12,517 Series Seed-5 Preferred Stock all of which were issued and outstanding as of December 31st, 2024, 1,942,532 Series Seed-6 Preferred Stock all of which were issued and outstanding as of December 31st, 2024, 1,000,000 Series Seed-7 Preferred Stock of which 462,665 were issued and outstanding as of December 31st, 2024.

Voting: Preferred shareholders have 1 vote for every common share they could own if converted.

Dividends: The holders of the preferred stock are entitled to receive dividends when and if declared by the Board of Directors. Dividends on preferred stock are in preference to and prior to any payment of any dividend on common stock and are not cumulative. As of December 31, 2024, no dividends had been declared.

Conversion: Preferred shareholders have the right to convert shares into common stock at a rate of 1 to 1 at the discretion of the shareholder or automatically in change of control events. Preferred shareholders receive dividends at the discretion of the board of directors on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder.

Liquidation Preference: In the event of any liquidation, dissolution or winding up of the Company, the holders of the preferred stock are entitled to receive prior to, and in preference to, any distribution to the common stockholders.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 25, 2025, the date these financial statements were available to be issued.

On January 15th, 2025, the Company was awarded a U.S. Air Force Small Business Technology Transfer contract totaling $109,995 to adapt its WaveStopper™ technology to fighter pilots and other military exposed personnel.